Exhibit 99.1

VCI GLOBAL CEO ANNOUNCES US$13.3 MILLION SHARE PURCHASE PLAN AT A PREMIUM, REINFORCING CONFIDENCE IN FUTURE GROWTH OF THE COMPANY

Shares Subscription Program Demonstrates CEO’s Confidence in Company’s Expansion into AI

Infrastructure, Cybersecurity, and Renewable Energy

February 18, 2025 | Globe Newswire

KUALA LUMPUR, Malaysia, February 18, 2025 – VCI Global Limited (NASDAQ: VCIG) (“VCI Global” or the “Company”), a high-growth company with a strategic focus on AI & robotics, fintech, cybersecurity, renewable energy, and capital market consultancy, today announced that its Group Executive Chairman and Chief Executive Officer, Dato’ Victor Hoo, has entered into to a US$13.3 million, 12-month share subscription program. This initiative signals his optimistic outlook on the Company’s future.

Under this structured program, Dato’ Victor Hoo will acquire shares monthly at a 10% premium to the closing price on the trading day prior to each payment date. All shares acquired through the program will be subject to U.S. Securities and Exchange Commission (SEC) Rule 144 restrictions, aligning with long-term shareholder interests. This phased approach provides adaptability in implementation while enabling methodical, long-term accumulation of ownership by the CEO, demonstrating his positive view of VCI Global’s growth trajectory while strengthening his ownership stake in a methodical and transparent manner.

Additionally, for illustrative purposes, based on yesterday’s closing price and current outstanding shares of the Company, this share purchase program would potentially increase Dato’ Victor Hoo’s shareholdings from approximately 15.22% to 39.39% of the Company’s total outstanding shares.

Expanding Market Dominance Across AI & Robotics, Cybersecurity, and Renewable Energy

The share purchase program aligns with its aggressive growth strategy across AI & Robotics, cybersecurity, and renewable energy, reinforcing confidence in its long-term vision.

1.	AI Infrastructure and High-Performance Computing (HPC)

-	VCI Global has invested in state-of-the-art Supermicro servers, expanding its data center infrastructure with NVIDIA H200 Tensor Core Graphics Processing Units (GPUs) to meet surging demand in AI.

-	The Company is also developing a cutting-edge AI integration platform that allows businesses to seamlessly connect with ChatGPT, DeepSeek, and other AI models to optimize AI-driven workflows.

2.	Exclusive Cybersecurity Distributorship from SES

-	VCI Global has secured an exclusive distributorship agreement with Secure Encryption Storage Limited (“SES”), a global leader in cybersecurity solutions.

-	The Company aims to offer next-generation AI-driven protection against evolving cyber threats for enterprises and government entities.

3.	Expansion into Renewable Energy with Solar Power Investment

-	VCI Global is acquiring a strategic solar power plant in Macedonia, reinforcing its commitment to clean energy and supporting Europe’s growing demand for sustainable power solutions.

-	The Company plans to broaden its clean energy investments, capitalizing on the global shift toward decarbonization and energy independence.

With these strategic initiatives, VCI Global is targeting 200% revenue growth in 2025, leveraging its strong historical momentum to solidify its position as a leader in these high-growth industries. As a testament to its commitment, the Company is actively investing alongside shareholders, positioning VCI Global for unprecedented growth and market leadership in AI- driven technology, cybersecurity, and sustainable energy solutions.

“As VCI Global continues its rapid expansion, I am increasing my stake in the Company as a reflection of my confidence in its long-term growth and dedication to creating value for our shareholders. By acquiring shares at a premium, I aim to emphasize my belief in the potential of our AI, cybersecurity, and renewable energy initiatives. Our strategic investments position us well in these high-growth industries, and I am confident that these efforts will contribute a solid shareholder returns,” said Dato’ Victor Hoo, Group Executive Chairman and Chief Executive Officer of VCI Global.

About VCI Global Limited

VCI Global is a diversified global holding company with a strategic focus on AI & Robotics, Fintech, Cybersecurity, Renewable Energy, and Capital Market Consultancy. With a strong presence in Asia, Europe, and the United States, VCI Global is committed to driving technological innovation, sustainable growth, and financial excellence across multiple industries.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements are based only on our current beliefs, expectations, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward- looking statements. Actual results could differ materially from those described in these forward- looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

VCI GLOBAL LIMITED

enquiries@v-capital.co

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